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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Impreso, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45320V109000

(CUSIP Number)

Janice V. Sharry, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5562

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45320V109000			Page 2 of 4

1.	Name of Reporting Person: Thomas R. Kincaid		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
N/A

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 303,100

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 303,100

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 303,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
N/A

13.	Percent of Class Represented by Amount in Row (11): 5.7%(1)

14.	Type of Reporting Person (See Instructions): IN

(1)	Based on a total of 5,278,780 shares outstanding at April 18, 2005, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2005.

CUSIP No. 45320V109000	Page 3 of 4

     This Amendment No. 4 to Schedule 13D (this “Amendment”) supplements the Schedule 13D filed on August 30, 2002 (the “Original Filing”), by Thomas R. Kincaid (“Kincaid” or the “Reporting Person”), as supplemented by the Schedule 13D/A filed on May 14, 2004 (“Amendment No. 1”), the Schedule 13D/A filed on September 23, 2004 (“Amendment No. 2”) and the Schedule 13D/A filed on April 8, 2005 (“Amendment No. 3”) furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Original Filing, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3.

Item 4. Purpose of Transaction.

     Item 4 is hereby supplemented as follows:

     On June 30, 2005, the Reporting Person filed a complaint against the Issuer styled Thomas R. Kincaid v. Impreso, Inc., C.A. No. 1463-N, in the Court of Chancery of the State of Delaware in and for New Castle County (the “Complaint”), a copy of which is attached hereto as Exhibit 1. The Reporting Person filed the Complaint seeking to compel the Issuer to provide to the Reporting Person certain books and records of the Issuer and its subsidiaries for purposes of investigating performance by the Issuer’s management and to be awarded costs and expenses incurred in connection with the Complaint. The Complaint was filed after the Issuer denied repeated requests made under Section 220 of the Delaware General Corporate Law to inspect such books and records of the Issuer and its subsidiaries.

     Except as set forth above, the Reporting Person has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7. Material to be Filed as Exhibits

1. Complaint filed June 30, 2005, styled Thomas R. Kincaid v. Impreso, Inc., C.A. No. 1463-N, in the Court of Chancery of the State of Delaware in and for New Castle County.

CUSIP No. 45320V109000	Page 4 of 4

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2005

Date

/s/ Thomas R. Kincaid

Signature

Thomas R. Kincaid

Name/Title

Exhibit 1

(SEAL)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

THOMAS R. KINCAID		)
)
	Plaintiff,	)
V.		)	C.A No. 1463-N
)
IMPRESO, INC.		)
)
	Defendant.	)

COMPLAINT

     Plaintiff Thomas R. Kincaid (“Plaintiff), by and through his undersigned attorneys, upon knowledge as to himself and upon information and belief as to all other matters, alleges for his complaint as follows:

Nature of the Action

     This is an action pursuant to Section 220 of the Delaware General Corporation Law (“Section 220”) seeking an order compelling defendant Impreso, Inc. (the “Company”) and its subsidiaries to provide to Plaintiff certain stocklist materials and books and records of the Company for purposes of inspection and copying.

The Parties

     1. Plaintiff Thomas R. Kincaid is a beneficial owner of shares of common stock of the Company.

     2. Defendant Impreso, Inc. is a Delaware corporation with its principal place of business at 652 Southwestern Boulevard, Coppell, Texas 75109.

     3. The Company is the parent holding company of TST/Impreso, Inc., Hotsheet.com, Inc., and Alcxa Springs, Inc.

In Response to Plaintiff’s Early Demands,
the Company Gives Plaintiff the Runaround

     4. In November 2004, counsel for Plaintiff had a telephone conversation with the Company’s General Counsel and requested the Company to provide Plaintiff with certain of the Company’s stocklist materials and certain books and records to investigate possible mismanagement of the Company and to assist him in evaluating whether to pursue litigation against management and/or the Company’s board of directors (the “Informal Request”).

     5. On November 26, 2004, the Company faxed a written response to Plaintiff directing Plaintiff to contact the Company’s adviser, KPMG, regarding the specific documents sought in his Informal Request.

     6. On December 1, 2004, Plaintiff faxed a letter to KPMG describing the documents he sought in his Informal Request. Later that day, KPMG responded to the Informal Request by email. Rather than agree to provide Plaintiff with the requested stocklist materials and books and records, KPMG directed Plaintiff to look at the Form 8-K and Form 10-K filings that the Company anticipated filing with the Securities and Exchange Commission (“SEC”) on December 14, 2004.

     7. On December 6, 2004, KPMG responded in more detail to Plaintiff’s Informal Request. However, in response to most of the requests, KPMG again simply referred Plaintiff to the Company’s public SEC filings. KPMG did not provide Plaintiff with any of the documents referenced in the Informal Request.

     8. Because the Company did not respond to Plaintiff’s Informal Request, on March 22, 2005, Plaintiff caused to be delivered to the Company, to the attention of its Chief Executive Officer, Marshall D. Sorokwasz (“Mr. Sorokwasz”), at its principal place of business

2

a written letter demanding inspection of certain books and records related to the Director and Officer Liability Policies (“D&O Policies”) of the Company and its subsidiaries in effect from 2001 through 2005 (the “March 22nd Demand”). The March 22nd Demand was accompanied by documentary evidence of Plaintiff’s beneficial ownership of the Company’s common stock, in the form of a Schedule 13D that Plaintiff filed with the SEC on September 23, 2004, and contained a statement certifying the authenticity of the Schedule 13D.

     9. On March 29, 2005, the Company sent a letter to Plaintiff responding to the March 22nd Demand. In the letter, the Company claimed that the March 22nd Demand did not comply with Section 220 and refused to produce the requested books and records of the Company.

     10. On April 7, 2005, Plaintiff caused to be delivered to the Company, to Mr. Sorokwasz’s attention, a written letter, under oath, demanding inspection of the same Company books and records described in his March 22nd Demand, namely, documents relating to the D&O Policies of the Company and its subsidiaries in effect from 2001 through 2005 (the “April 7th Demand”). The April 7th Demand was accompanied by documentary evidence of Plaintiff’s beneficial ownership of the Company’s common stock, in the form of a Schedule 13D that Plaintiff filed with the SEC on September 23, 2004, and contained a statement certifying the authenticity of the Schedule 13D. As set forth in the April 7th Demand, Plaintiff requested the information to investigate possible mismanagement of the Company and to assist him in evaluating whether to pursue litigation against management and/or the Company’s board of directors.

3

     11. On April 13, 2005, the Company responded to Plaintiff’s April 7th Demand by letter. Once again, the Company refused to produce any of the requested books and records of the Company, claiming that the April 7th Demand did not comply with Section 220.

Plaintiff Makes Another Demand and the Company Sidesteps
Providing Plaintiff With The Requested Documents and Information

     12. On April 26, 2005, Plaintiff caused to be delivered to the Company, to Mr. Sorokwasz’s attention, a written letter, under oath, demanding inspection of the Company’s stocklist and certain books and records of the Company and its subsidiaries for the years 2001 through 2005 (the “April 26th Demand”). The April 26th Demand was accompanied by documentary evidence of Plaintiff’s beneficial ownership of the Company’s common stock, in the form of a Schedule 13D that Plaintiff filed with the SEC on April 8, 2005, and contained a statement certifying the authenticity of the Schedule 13D. A true and correct copy of the April 26th Demand is attached hereto as Exhibit A.

     13. As set forth in the April 26th Demand, Plaintiff sought inspection and copying of the Company’s current stocklist as well as certain categories of books and records, including, inter alia, minutes of meetings of the Company’s board of directors, information relating to transactions involving the Company and Mr. Sorokwasz, or any member of his family, information regarding Mr. Sorokwasz’s compensation, the Company’s D&O Policies, information regarding lines of credit extended to the Company, and information regarding deferred compensation arrangements between the Company and its management, including Mr. Sorokwasz’s personal guarantee of the Company’s indebtedness and the subsequent release of that guarantee.

     14. As set forth in the April 26th Demand, Plaintiff requested the information for the purposes of investigating performance by the Company’s management and pursuing any

4

applicable remedies and for the purpose of determining whether Plaintiff’s ability to obtain a financial recovery against the Company’s directors and officers was limited in any way by the Company’s D&O Policies. Plaintiff expressed concern that the Company’s management and board of directors was running the Company in a manner inconsistent with their fiduciary duties, specifically in connection with (i) certain transactions benefiting the Company’s officers and directors personally rather than all of the Company’s common stockholders, and (ii) Mr. Sorokwasz’s compensation level.

     15. Plaintiff’s purposes for the April 26th Demand are proper purposes under Delaware law and are reasonably related to Plaintiff’s interest as a common stockholder of the Company.

     16. On May 3, 2005, the Company responded to Plaintiff’s April 26th Demand by letter. A true and correct copy of the Company’s May 3, 2005 letter is attached hereto as Exhibit B.

     17. In its May 3rd letter, the Company ducked responding to many of Plaintiff’s requests for books and records (as set forth in the April 26th Demand) by referring Plaintiff to the Company’s SEC filings. With respect to board minutes, the Company refused to produce any minutes prior to April 23, 2004. In addition, the Company refused to provide any information regarding its D&O Policies and the Company’s deferred compensation agreements. In response to Plaintiff’s request for information regarding Mr. Sorokwasz’s personal guarantee of the Company’s indebtedness and the release of that guarantee, the Company only provided Plaintiff with a one-page document purportedly releasing Mr. Sorokwasz from the guarantee.

     18. Moreover, the Company did not provide Plaintiff with the Company’s stocklist, as requested in the April 26th Demand. Rather, the Company directed Plaintiff back to

5

KPMG’s December 6, 2004 letter in which KPMG tersely instructed Plaintiff to “[c]ontact American Stock transfer agent” and provided a New York telephone number for American Stock. Likewise, in response to Plaintiff’s requests for letters from auditors, audit response letters and information regarding the Company’s disclosure controls and procedures, the Company did not provide Plaintiff with copies of the requested documents for its files or seek to obtain them from its auditor. Instead, the Company gave Plaintiff contact information for its auditor and instructed Plaintiff to contact the auditor himself.

     19. The only documents that the Company provided in response to Plaintiff’s April 26th Demand were copies of: (i) printouts of accounts receivable and accounts payable from Advanced Business Graphics, Inc. (“ABGI”), a company owned by Mr. Sorokwasz’s wife that is a customer and vendor of the Company, (ii) the Company’s Corporate Governance Guidelines, the Company’s Corporate Compliance policy, (iii) the charter for the Company’s Audit Committee, (iv) two letters previously sent to Plaintiff in response to earlier requests for books and records (dated December 6, 2004 and April 13, 2005), (v) a letter from the Company’s General Counsel to the SEC regarding the Company’s Form 10-K for the year ended August 31, 2004, and (vi) the release of Mr. Sorokwasz’s personal guarantee of the Company’s indebtedness. These documents do not fully and sufficiently respond to the requests set forth in the April 26th Demand.

Plaintiff Tries One Last Time to Obtain the
Requested Documents and Information from the Company

     20. Because the Company did not provide Plaintiff with the books and records requested in the April 26th Demand, on May 16, 2005, Plaintiff caused to be delivered to the Company, to Mr. Sorokwasz’s attention, a written letter, under oath, demanding inspection of the Company’s stocklist and certain books and records of the Company and its subsidiaries for the

6

years 2001 through 2005 (the “May 16th Demand”). The May 16th Demand was accompanied by documentary evidence of Plaintiff’s beneficial ownership of the Company’s common stock, in the form of a Schedule 13D that Plaintiff filed with the SEC on April 8, 2005, and contained a statement certifying the authenticity of the Schedule 13D. A true and correct copy of the May 16th Demand is attached hereto as Exhibit C.

     21. As set forth in the May 16th Demand, Plaintiff requested detailed information regarding seventeen of the eighteen categories of books and records that he requested in his April 26th Demand, including documents and information that the Company refused to provide in its May 3, 2005 response to the April 26th Demand.

     22. As set forth in the May 16th Demand, Plaintiff requested the information for the purposes of investigating mismanagement of the Company and determining whether Plaintiff’s ability to obtain financial recovery against management and the Company’s board of directors for their misconduct is limited in any way.

     23. Plaintiff’s purposes for the May 16th Demand are proper purposes under Delaware law and are reasonably related to Plaintiff’s interest as a common stockholder of the Company.

The Company Responds with More of the Same

     24. On May 23, 2005, the Company responded to Plaintiff’s May 16th Demand by letter. A true and correct copy of the Company’s May 23, 2005 letter is attached hereto as Exhibit D.

     25. In its May 23rd letter, the Company once again responded to many of Plaintiff’s requests for books and records (as set forth in the April 26th and May 16th Demands) by referring Plaintiff to the Company’s SEC filings. With respect to many of the remaining

7

requests, the Company continued to refuse to provide Plaintiffs with any of the requested documents or information. Specifically, the Company continued to refuse to produce any minutes prior to April 23, 2004, any information regarding the D&O Policies of the Company and its subsidiaries and the Company’s deferred compensation agreements, and any additional information regarding Mr. Sorokwasz’s personal guarantee of the Company’s indebtedness and the release of that guarantee. In response to Plaintiff’s requests for the Company’s stocklist, letters from auditors, audit response letters and information regarding the Company’s disclosure controls and procedures, rather than provide Plaintiff with the requested documents, the Company reiterated that Plaintiff could contact the Company’s auditor and transfer agent himself for the requested information.

     26. The only additional documents that the Company provided in response to Plaintiff’s May 16th Demand were copies of correspondence between the Company and NASDAQ regarding the Company’s listing. These documents do not fully and sufficiently respond to the requests set forth in the April 26th and May 16th Demands.

     27. More than five business days have elapsed since the April 26th and May 16th Demands were sent to and received by the Company, and the Company has failed to permit the demanded inspections.

     28. By reason of the foregoing, Plaintiff is entitled to inspect and make copies of all materials requested in the April 26th and May 26th Demands.

     29. Plaintiff has no adequate remedy at law.

8

     WHEREFORE, Plaintiff respectfully requests that this Court enter an Order pursuant to Section 220:

     A. Summarily directing the Company, its officers, directors, agents and employees forthwith to permit Plaintiff to inspect and make copies of or extracts from all the materials identified in the April 26th and May 26th Demands;

     B. Awarding costs and expenses incurred by Plaintiff in connection with this action; and

     C. Granting such further and other relief as this Court shall deem appropriate.

MORRIS, NICHOLS, ARSHT & TUNNELL

/s/ Susan W. Waesco

Susan W. Waesco (#4476)
1201 N. Market Street
Wilmington, Delaware 19899-1347
(302) 658-9200
Attorneys for Plaintiff Thomas R. Kincaid

OF COUNSEL:
Janice V. Sharry
Lauren K. Swann
HAYNES AND BOONE, LLP
901 Main Street, Suite 3100
Dallas, TX 75202-3789

June 30, 2005

9

(SEAL)

EXHIBIT A

April 26, 2005

Via Hand Delivery

Impreso, Inc.
652 Southwestern Blvd.
Coppell, Texas 75019
Attn: Marshall D. Sorokwasz

Re: Request for Records

Dear Mr. Sorokwasz:

     Under oath, I hereby affirm that the following statements are true under penalty of perjury under the laws of the United States or any state. Pursuant to Section 220(b) of Delaware General Corporation Law (the “DGCL”), this letter shall constitute a written demand on Impreso, Inc. (the “Company”) to permit Thomas R. Kincaid (the “Stockholder”) to inspect, and to make copies and extracts from, the following books and records of the Company and its subsidiaries in effect for the years 2001, 2002, 2003, 2004 and 2005 (unless otherwise specified) (the “Requested Books and Records”):

1.	Information and documents relating to any deals/transactions with you or any of your family members. Description of all such transactions and background materials to support consideration paid for these deals/transactions. Please provide copies of any bids and proposals submitted by third parties in connection with such deals/transactions. Please also provide copies of all invoices related to such deals/transactions.

2.	Copies of the charters for each of the committees of the boards of director, along with Code of Ethics and Corporate Governance Guidelines.

3.	Stockholder list.

4.	Copies of minutes and minute books, including meetings of the committees of the boards of director.

5.	Information regarding your salary and compensation, including review or back-up from compensation specializations, as well as national compensation surveys and public compensation information for executives in manufacturing companies. Please also provide a description of your perquisites and any travel and entertainment reimbursement and budget.

6.	Director and Officer Liability Policies, and any supplements, amendments or correspondence relating thereto.

7.	Information and documents on any lines of credit, including what is currently available under any lines of credit. Please also provide information regarding your personal guarantee of the indebtedness of TST/Impreso, Inc. and your release of such indebtedness.

8.	Information and documents on any deferred compensation arrangements.

9.	Status of all legal proceedings.

10.	All agreements and understandings between you, Richard Bloom and Alexa Springs, Inc., including information on how the agreement was approved. Such information shall include, but not be limited to, which committee approved the

Stockholder Request for Information

agreement, what third party bids were received, how consideration was determined and whether there was a fairness opinion.

11.	Information and documents regarding the status of tax audit for 2001, 2002 and 2003.

12.	Information and documents regarding the status of Sarbanes-Oxley Section 404 internal control review. Please provide information on whether any deficiencies were noted.

13.	Copies of management letters received from auditors.

14.	Copies of audit response letters.

15.	Information and documents regarding the status of the NASDAQ listing, including any documents or letters from NASDAQ.

16.	Information and documents regarding what disclosure controls and procedures are in effect and how they are implemented.

17.	Information and documents regarding any contacts from Securities and Exchange Commission or any state securities board, including, but not limited to, any comment letters to public filings.

18.	Information and documents regarding the tree farm.

     The Stockholder is a beneficial owner of stock in the Company in accordance with evidence of which is attached hereto as Exhibit A. The Stockholder hereby certifies that Exhibit A is a true and correct copy of what it purports to be.

     This demand is made for purposes of investigating performance by the Company’s management and pursuing any applicable remedies, which is a proper purpose under the laws of the state of Delaware.1 The Stockholder is concerned that management and the Board of Directors is running the Company in a manner that is inconsistent with their fiduciary duties. There are numerous situations where the Board or management has taken or authorized transactions that benefit officers and directors personally rather than all of the stockholders. In particular, your spouse’s company received over $300,000 in an insider transaction with the Company. In addition, as of the Company’s most recent proxy statement, your spouse’s company owed over $60,000 in accounts receivable to the Company, a significant amount considering the financial position of the Company. In addition, your compensation level far exceeded what was justified considering the lack of return to the stockholders.

     The Stockholder desires to seek recourse on behalf of all of the stockholders for these actions, and is entitled to inspect sufficient information to effectively address the foregoing issues.2 Therefore, the Stockholder is requesting inspection of the Requested Books and Records to investigate the foregoing descriptions of mismanagement of the Company and to determine whether any documents in any way limit the Stockholder’s ability to obtain financial recovery against management and the Board for their misconduct.

     The Company’s continued attempts to block the reasonable requests of the Stockholder for books and records inspection demonstrate the bad faith of the Company, its Board and its

1 Security First Corp. v. U.S. Die Casting & Dev. Co., 687 A.2d 563 (Del. 1997) (finding that investigating mismanagement is a proper purpose); Khanna v. Covad Communs. Group, 2004 Del. Ch. LEXIS 11 (Del. Ch. Jan 23, 2004) (finding that the Plaintiff was entitled to inspection of books and records to evaluate a potential derivative action claiming breach of fiduciary duty).

2 Khanna, 2004 Del. Ch. LEXIS 11 (finding that a stockholder who demands inspection based on alleged corporate wrongdoing is entitled to inspect enough information to effectively address the problem).

Stockholder Request for Information

management. The continual delay is evidence of the continued wrongdoing by management. The refusal to provide access to the prior requested books and records reflects a continuing attitude that is inconsistent with the exercise of fiduciary duties.

     The Stockholder will be present at the Company’s principal executive offices at 652 Southwestern Blvd., Coppell, Texas 75019, at 9:00 a.m. on May 3, 2005, to inspect the books and records. In accordance with Section 220(c) of the DGCL, if the Company does not respond to this demand as requested, the Stockholder will apply to the Court of Chancery for an order to compel the inspection.

Very truly yours,

/s/ Thomas R. Kincaid

Thomas R. Kincaid
1125 S. Ball St. Suite 104
Grapevine, TX 76051

cc:	Donald E. Jett (w/encl.)
Tammy Yahiel (w/encl.)

Stockholder Request for Information

THE STATE OF TEXAS	§
§
COUNTY OF TARRANT	§

     This instrument was acknowledged, signed and sworn to before me on the 26th day of April, 2005, by Thomas R. Kincaid.

/s/ Carla L. Crosby

Notary Public, State of Texas

CARLA L. CROSBY

Printed Name of Notary

My Commission Expires: 09-15-2006

(CARLA L. CROSBY STAMP)

Stockholder Request for Information

EXHIBIT A

OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Impreso, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45320V109000

(CUSIP Number)

Janice V. Sharry, Esp.
Haynes and Boone, LLP
900 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5562

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45320V109000			Page 2 of 4

1.	Name of Reporting Person: Thomas R. Kincaid		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 303,100

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 303,100

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 303,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 5.7%(1)

14.	Type of Reporting Person (See Instructions): IN

(1)	Based on a total of 5,278,780 shares outstanding at January 14, 2005, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2004.

2

CUSIP No. 45320V109000	Page 3 of 4

     This Amendment No. 3 to Schedule 13D (this “Amendment”) supplements the Schedule l3D filed on August 30, 2002 (the “Original Filing”), by Thomas R. Kincaid (“Kincaid” or the ”Reporting Person”), as supplemented by the Schedule 13D/A filed on May 14, 2004 (“Amendment No, 1”) and the Schedule 13D/A filed on September 23, 2004 (“Amendment No. 2”), by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged, Capitalized terms used herein which are not defined herein have the meanings given to them in the Original Filing, as amended by Amendment No. 1 and Amendment No. 2.

Item 4. Purpose of Transaction.

     Item 4 is hereby supplemented as follows:

     On March 22, 2005, the Reporting Person submitted a written demand (the “Demand”), a copy of which is attached hereto as Exhibit 99.1, constituting a stockholder’s request for information pursuant to Section 220 of Delaware General Corporation Law to the Chief Executive Officer of the Issuer, Marshall D. Sorokwasz, to inspect, and to make copies and extracts from, the books and records of the Issuer and its subsidiaries related to the Director and Officer Liability Policies of the Issuer and its subsidiaries in effect for 2001, 2002, 2003, 2004 and 2005, and any supplements, amendments or correspondence relating thereto (the “D&O Policies”). The Reporting Person made the Demand for purposes of investigating performance by the Issuer’s management.

     On March 29, 2005, the Issuer’s outside counsel stated in a letter that it would not produce the records requested but that Mr. Sorokwasz would be willing to discuss any issues with the Reporting Person. The Reporting Person responded to the Issuer’s response with a second written demand on April 7, 2005, a copy of which is attached hereto as Exhibit 99.2, again requesting to inspect the D&O Policies for purposes of investigating performance by the Issuer’s management and pursuing any applicable remedies.

     Except as set forth above, the Reporting Person has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7. Material to be Filed as Exhibits

99.1 Letter to Impreso, Inc., dated March 22, 2005

99.2 Letter to Impreso, Inc., dated April 7, 2005

CUSP No. 45320V109000	Page 4 of 4

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 2005

Date

/s/ Thomas R. Kincaid

Signature

Thomas R. Kincaid

Name Title

EXHIBIT B

Corporate Office

P.O. Box 506
Coppell, TX
75019
(972) 462-0200

Manufacturing

652 Southwestern Blvd.
Coppell, TX
75019

10599 Business Dr.
Fontana, CA
92335

204 Industrial Blvd.
Kearneysville, WV
25430

151 Commerce Ave.
Greencastle, PA
17225

B65 W. Irving Fark Rd.
Itasca, IL
60143

Customer Service

1-800-527-2878

Fast Fax

1-800-562-5359

Internet

http://www.tstimpreso.com

NASDAQ Symbol

ZCOM

May 3, 2005

Thomas Kincaid
1125 S. Ball St. Suite 104
Grapevine, TX 76051

Dear Mr. Kincaid,

1. Information and documents relating to any deals/transactions with you or any of your family members. Description of all such transactions and background materials to support consideration paid for these deals/transactions. Please provide copies of any bids and proposals submitted by third parties in connection with such deals/transactions. Please also provide copies of all invoices related to such deals/transactions.

Mr. Sorokwasz’s wife has a business named Advanced Business Graphic, Inc. (“ABGI”). ABGI is a customer and a vendor to TST/Impreso, Inc. See SEC filings for disclosures relating to these transactions. Also see attached ABGI accounts payable and accounts receivable analysis for calendar years 2001, 2002, 2003, 2004 and 2005. Your agent, Nickolas Kokoron (“Kokoron “) served on the Board, the Stock Option Committee, and on the Audit Committee as the Financial Expert from October 23, 2002 to April 22, 2004, (the “Term”). Your agent reviewed and approved these transaction during his Term. These transactions have been conducted in the same manner before and after Kokoron’s Term.

Due to the confidential nature of our vendors’ pricing, we are restricted from providing bids and proposals submitted by third parties in connection with such deals/transactions.

To retrieve invoices issued and received for 5 years is extraordinarily burdensome. These invoices must be located and pulled individually from filling boxes, the older invoices are stored off-sight. This request will require a full time person approximately 200 working days. In January 2005, we reduced our workforce by 40%. We do not have the manpower to accomplish this burdensome task. We will allow you to hire a temporary who we will instruct on the retrieval process for them to make copies for your inquest. This temporary must come from a mutually agreeable independent service.

Also, see answer to question 9.

2. Copies of the charters for each of the committees of the boards of director, along with Code of Ethics and Corporate Governance Guidelines.

1

See attached.

3. Stockholder list.

See attached letter dated December 6, 2004. The response to this request has previously been provided.

4. Copies of minutes and minute books, including meetings of the Committees of the Boards of Directors.

From October 23, 2002 to April 22, 2004, your agent, Kokoron, served on the Board, Audit Committee and Stock Option Committee. Consult with your agent, he was provided your copies of all minutes during his Term.

Upon receipt of an executed agreed form of confidentiality agreement, we will forward minutes from April 23, 2004 to December 31, 2004.

Minutes for 2005 are in draft form, upon finalization a copy will be forwarded to you under separate cover.

5. Information regarding your salary and compensation, including review or back-up from compensation specializations, as well as national compensation surveys and public compensation information for executives in manufacturing companies. Please also provide a description of your perquisites and any travel and entertainment reimbursement and budget.

See attached letter dated December 6, 2004. The response to this request has previously been provided. This information is public. In January 2004, your agent, Kokoron, voted in favor of Marshall Sorokwasz’s Employment Agreement. This agreement is filed with the SEC. On January 14, 2005, Mr. Sorokwasz reduced his compensation by $100,000 and the highly compensated employees, approximately 15 individuals, had their wages reduced 10%.

6. Director and Officer Liability Policies, and any supplements, amendments or correspondence relating thereto.

See attached letter dated April 13, 2005. The response to this request has previously been provided.

7. Information and documents on any lines of credit, including what is currently available under any lines of credit. Please also provide information regarding your personal guarantee of the indebtedness of TST/Impreso, Inc. and your release of such indebtedness. Information and documents on any deferred compensation arrangements.

See attached letter dated December 6, 2004. The response to this request has previously been provided. This information is public. You can find this information by reviewing SEC filings. Also attached see Congress Financial Release of Guarantee.

8. Status of all legal proceedings.

2

This information is public. You can find this information by reviewing SEC filings.

9. All agreements and understandings between you, Richard Bloom and Alexa Springs, Inc., including information on how the agreement was approved. Such information shall include, but not be limited to, which committee approved the agreement, what third party bids were received, how consideration was determined and whether there was a fairness opinion.

See attached letter dated December 6, 2004. The response to this request has previously been provided. This information is public. You can find this information by reviewing SEC filings.

10. Information and documents regarding the status of tax audit for 2001, 2002 and 2003.

See attached letter dated December 6, 2004. The response to this request has previously been provided. This information is public. You can find this information by reviewing SEC filings.

11. Information and documents regarding the status of Sarbanes-Oxley Section 404 internal control review. Please provide information on whether any deficiencies were noted.

The deadline for compliance has been delayed one year. As of this date no deficiencies have been noted.

12. Copies of management letters received from auditors.

Please contact Paul Oetter at Blackman Kallick, Bartelstein LLC, poetter@bkadvice.com and have them bill you directly for your requests.

13. Copies of audit response letters.

Please contact Paul Oetter at Blackman Kallick, Bartelstein LLC, poetter@bkadvice. com and have them bill you directly for your requests.

14. Information and documents regarding the status of the NASDAQ listing, including any documents or letters from NASDAQ.

See attached letter dated December 6, 2004. The response to this request has previously been provided.

15. Information and documents regarding what disclosure controls and procedures are in effect and how they are implemented.

Please contact Paul Oetter at Blackman Kallick, Bartelstein LLC, poetter@bkadvice.com and have them bill you directly for your requests.

16. Information and documents regarding any contacts from Securities and Exchange Commission or any state securities board, including, but not limited to, any comment letters to public filings.

3

See attached letter dated December 6, 2004. The response to this request has previously been provided. Also see attached response to SEC comment letter dated April 20, 2005.

17. Information and documents regarding the tree farm.

See attached letter dated December 6, 2004. The response to this request has previously been provided.

Sincerely,

/s/ Tammy Yahiel
Tammy Yahiel
General Counsel

cc:	Paul Oetter, Blackman, Kallick, Bartelstein LLC (w/o enc.)
Dan Dreisbach, Richards. Layton & Finger (w/o enc.)
Marshall Sorokwasz, Director (w/o enc.) Richard Bloom, Director (w/o enc.)
Donald Jett, Director (w/o enc.) Ian Ratner, Director (w/o enc.)
Robert Torisio, Director (w/o enc.)
Jay Ungerman, Director (w/o enc.)

4

EXHIBIT C

May 16, 2005

Via Hand Delivery

Impreso, Inc.
652 Southwestern Blvd.
Coppell, Texas 75019
Attn: Marshall D. Sorokwasz

Re: Response to Request for Records

Dear Mr. Sorokwasz:

     Under oath, I hereby affirm that the following statements are true under penalty of perjury under the laws of the United States or any state. On April 26, 2005, under oath and pursuant to Section 220(b) of Delaware General Corporation Law (the “DGCL”), a written demand was made on Impreso, Inc. (the “Company”) to permit Thomas R. Kincaid (the “Stockholder”) to inspect, and to make copies and extracts from, certain books and records of the Company and its subsidiaries in effect for the years 2001, 2002, 2003, 2004 and 2005 (unless otherwise specified) (the “Requested Books and Records,” as defined in the letter from the Stockholder to the Company dated April 26, 2005). In response to this request, the Company provided some information. However, the following information was not provided as requested:

1.	Information and documents relating to any deals/transactions with you or any of your family members. Description of all such transactions and background materials to support consideration paid for these deals/transactions. Please provide copies of any bids and proposals submitted by third parties in connection with such deals/transactions. Please also provide copies of all invoices related to such deals/transactions.

Except for accounts payable and accounts receivable for Advanced Business Graphic, Inc., the Company did not provide the following:

•	information or documents relating to any deals/transactions with you or any of your family members;

•	a description of all such transactions and background materials to support consideration paid for these deals/transactions;

•	copies of any bids and proposals submitted by third parties in connection with such deals/transactions; or

•	copies of all invoices related to such deals/transactions.

Stockholder Request for Information

2.	Copies of the charters for each of the committees of the boards of director, along with Code of Ethics and Corporate Governance Guidelines.

While the Company provided a copy of Corporate Governance Guidelines, it is unclear as to which year(s) the Corporate Governance Guidelines apply, whether other Corporate Governance Guidelines exist for other years and whether the Corporate Governance Guidelines are for the Company or one of its subsidiaries.

In addition, while the Company provided a copy of an Audit Committee Charter, it is unclear as to which year(s) the Audit Committee Charter applies and whether other Audit Committee Charters exist for each of its subsidiaries or for other years.

In addition, while the Company provided a copy of a Code of Conduct, it is unclear as to which year(s) the Code of Conduct applies and whether other Codes of Conduct exist for each of its subsidiaries or for other years.

No other committee charters were attached. Therefore, it is unclear whether other charters exist for other years for the Company or any of its subsidiaries.

3.	Stockholder list.

The Company did not provide a stockholder list but instead referred to an outdated and non-responsive letter dated December 6, 2004, The information from the December 6, 2004 letter is not current or responsive.

4.	Copies of minutes and minute books, including meetings of the committees of the boards of director.

The Company did not provide copies of the minutes or minute books for 2001, 2002, 2003 or January to April 22, 2004. The Company informed the Stockholder that upon execution of a confidentiality agreement (of which a draft was not provided), it would forward minutes from April 23, 2004 to December 31, 2004. The Company informed the Stockholder that it would forward the 2005 minutes to the Stockholder under separate cover.

5.	Information regarding your salary and compensation, including review or back-up from compensation specializations, as well as national compensation surveys and public compensation information for executives in manufacturing companies. Please also provide a description of your perquisites and any travel and entertainment reimbursement and budget.

The Company did not provide information regarding your salary or compensation, did not provide review or back-up from compensation specializations, did not provide national compensation surveys or public compensation information for executives in manufacturing companies, and did not provide a description of your perquisites or any travel and entertainment reimbursement and budget. The Company instead referred to an outdated and non-responsive letter dated December 6, 2004. The information from the December 6, 2004 letter is not

Stockholder Request for Information

current or responsive. The Company also stated that the information is public. However, the Stockholder is unable to gather adequate information for purposes of his request from the limited public information provided in Securities and Exchange filings.

6.	Director and Officer Liability Policies, and any supplements, amendments or correspondence relating thereto. The Company did not provide this information.

The Company did not provide this information.

7.	Information and documents on any lines of credit, including what is currently available under any lines of credit. Please also provide information regarding your personal guarantee of the indebtedness of TST/Impreso, Inc. and your release of such indebtedness.

Except for a copy of the Congress Financial Corporation Release of Guarantee, the Company did not provide information or documents related to any lines of credit, including what is currently available under any lines of credit and did not provide information regarding your personal guarantee of the indebtedness of TST/Impreso, Inc. or your release of such indebtedness but instead referred to an outdated and non-responsive letter dated December 6, 2004. The information from the December 6, 2004 letter is not current or responsive. The Company also stated that the information is public. However, the Stockholder is unable to gather current information for purposes of his request from the limited public information provided in Securities and Exchange filings.

8.	Information and documents on any deferred compensation arrangements.

The Company did not provide this information.

9.	Status of all legal proceedings.

The Company stated that the information is public. However, the Stockholder is unable to gather current or adequate information for purposes of his request from the limited public information provided in Securities and Exchange filings.

10.	All agreements and understandings between you, Richard Bloom and Alexa Springs, Inc., including information on how the agreement was approved. Such information shall include, but not be limited to, which committee approved the agreement, what third party bids were received, how consideration was determined and whether there was a fairness opinion.

The Company did not provide information regarding all agreements and understandings between you, Richard Bloom and Alexa Springs, Inc., did not provide information on how the agreement was approved, did not provide which committee approved the agreement, did not provide information regarding what third party bids were received, did not provide information regarding how consideration was determined and did not provide information regarding whether there was a fairness opinion. The Company instead referred an outdated and non-

Stockholder Request for Information

responsive letter dated December 6, 2004. The information from the December 6, 2004 letter is not current or responsive.

The Company also stated that the information is public. However, the Stockholder is unable to gather current or adequate information for purposes of his request from the limited public information provided in Securities and Exchange filings.

11.	Information and documents regarding the status of tax audit for 2001, 2002 and 2003.

The Company did not provide information or documents regarding the status of tax audit for 2001, 2002 and 2003 but instead referred to an outdated and non-responsive letter dated December 6, 2004. The information from the December 6, 2004 letter is not current or responsive.

The Company also stated that the information is public. However, the Stockholder is unable to gather current or adequate information for purposes of his request from the limited public information provided in Securities and Exchange filings.

12.	Information and documents regarding the status of Sarbanes-Oxley Section 404 internal control review. Please provide information on whether any deficiencies were noted.

The Company stated that no deficiencies were noted. However, it did not provide information or documents supporting how such a conclusion was reached.

13.	Copies of management letters received from auditors.

The Company did not provide copies of management letters received from auditors, but instead referred the Stockholder to a third party. If the Company does not presently have such copies, the Company has the ability obtain such letters and the Stockholder has a right to inspect such records.

14.	Copies of audit response letters.

The Company did not provide copies of audit response letters, but instead referred the Stockholder to a third party. If the Company does not presently have such copies, the Company has the ability obtain such letters and the Stockholder has a right to inspect such records.

15.	Information and documents regarding the status of the NASDAQ listing, including any documents or letters from NASDAQ.

The Company did not provide information or documents regarding the status of the NASDAQ listing and did not provide any documents or letters from NASDAQ but instead referred to an outdated and non-responsive letter dated

Stockholder Request for Information

December 6, 2004. The information from the December 6, 2004 letter is not current or responsive.

16.	Information and documents regarding what disclosure controls and procedures are in effect and how they are implemented.

The Company did not provide information and documents regarding what disclosure controls and procedures are in effect or how they are implemented, but instead referred the Stockholder to a third party. If the Company does not presently have such information and documents, the Company has the ability obtain such information and documents and the Stockholder has a right to inspect such records.

17.	Information and documents regarding any contacts from the Securities and Exchange Commission or any state securities board, including, but not limited to, any comment letters to public filings.

Except for a response to a Securities and Exchange comment letter dated April 20, 2005, the Company did not provide information or documents regarding other contacts from the Securities and Exchange Commission or any state securities board. The Company instead referred an outdated and non-responsive letter dated December 6, 2004. The information from the December 6, 2004 letter is not current or responsive.

     The Stockholder made a demand for a proper purpose under Section 220 of the DGCL to investigate mismanagement of the Company and to determine whether any documents in any way limit the Stockholder’s ability to obtain financial recovery against management and the Board for their misconduct.

     As evidenced again by the letter to the Stockholder from the Company dated May 3, 2005, the Company’s continued attempts to block the reasonable requests of the Stockholder for books and records inspection demonstrate the bad faith of the Company, its Board and its management. The continual delay is evidence of the continued wrongdoing by management. The refusal to provide access to the prior requested books and records reflects a continuing attitude that is inconsistent with the exercise of fiduciary duties.

     We regret that you feel compelled to continually act in a manner that violates the express provisions of the law. Pursuant to Section 220(b) of the DGCL, this letter shall constitute a written demand on the Company to permit the Stockholder to inspect, and to make copies and extracts from the Requested Books and Records. The Stockholder is a beneficial owner of stock in the Company in accordance with evidence of which is attached hereto as Exhibit A. The Stockholder hereby certifies that Exhibit A is a true and correct copy of what it purports to be.

     As stated in prior letters, this demand is made for purposes of investigating performance by the Company’s management and pursuing any applicable remedies, which is a proper purpose under the laws of the state of Delaware.1 The Stockholder is concerned that management and the

[1] Security First Corp. v. U.S. Die Casting & Dev. Co., 687 A.2d 563 (Del. 1997) (finding that investigating mismanagement is a proper purpose); Khanna v. Covad Communs. Group, 2004 Del. Ch. LEXIS 11 (Del. Ch. Jan

Stockholder Request for Information

Board of Directors is running the Company in a manner that is inconsistent with their fiduciary duties. There are numerous situations where the Board or management has taken or authorized transactions that benefit officers and directors personally rather than all of the stockholders. In particular, your spouse’s company received over $300,000 in an insider transaction with the Company. In addition, as of the Company’s most recent proxy statement, your spouse’s company owed over $60,000 in accounts receivable to the Company, a significant amount considering the financial position of the Company. In addition, your compensation level far exceeded what was justified considering the lack of return to the stockholders.

     The Stockholder desires to seek recourse on behalf of all of the stockholders for these actions, and is entitled to inspect sufficient information to effectively address the foregoing issues.2 Therefore, the Stockholder is requesting inspection of the Requested Books and Records to investigate the foregoing descriptions of mismanagement of the Company and to determine whether any documents in any way limit the Stockholder’s ability to obtain financial recovery against management and the Board for their misconduct.

     The Stockholder will be present at the Company’s principal executive offices at 652 Southwestern Blvd., Coppell, Texas 75019, at 9:00 a.m. on May 23, 2005, to inspect the Requested Books and Records. In accordance with Section 220(c) of the DGCL, if the Company does not respond to this demand as requested, the Stockholder will apply to the Court of Chancery for an order to compel the inspection.

Very truly yours,

/s/ Thomas R. Kincaid

Thomas R. Kincaid
1125 S. Ball St. Suite 104
Grapevine, TX 76051

cc:	Paul Oetter, Blackman, Kallick, Bartelstein LLC
Tammy Yahiel, General Counsel
Dan Dreisbach, Richards, Layton & Finger
Richard Bloom, Director
Donald E. Jett, Director
Ian Ratner, Director
Robert Torisio, Director
Jay Ungerman, Director

23, 2004) (finding that the Plaintiff was entitled to inspection of books and records to evaluate a potential derivative action claiming breach of fiduciary duty).

2  Khanna, 2004 Del. Ch. LEXIS 11 (finding that a stockholder who demands inspection based on alleged corporate wrongdoing is entitled to inspect enough information to effectively address the problem).

Stockholder Request for Information

THE STATE OF TEXAS	§
§
COUNTY OF TARRANT	§

     This instrument was acknowledged, signed and sworn to before me on the 16th day of May, 2005, by Thomas R. Kincaid.

/s/ Carla L. Crosby

Notary Public, State of Texas

CARLA L. CROSBY

Printed Name of Notary

My Commission Expires: 09-15-2006

(CARLA L. CROSBY STAMP)

Stockholder Request for Information

EXHIBIT A

Stockholder Request for Information

OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Impreso, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45320V109000

(CUSIP Number)

Janice V. Sharry, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5562

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45320V109000			Page 2 of 4

1.	Name of Reporting Person: Thomas R. Kincaid		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 303,100

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 303,100

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 303,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 5.7%(1)

14.	Type of Reporting Person (See Instructions): IN

(1)	Based on a total of 5,278,780 shares outstanding at January 14, 2005, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2004.

CUSIP No. 45320V109000	Page 3 of 4

     This Amendment No. 3 to Schedule 13D (this “Amendment”) supplements the Schedule 13D filed on August 30, 2002 (the “Original Filing”), by Thomas R. Kincaid (“Kincaid” or the “Reporting Person”), as supplemented by the Schedule 13D/A filed on May 14, 2004 (“Amendment No. 1”) and the Schedule 13D/A filed on September 23, 2004 (“Amendment No. 2”), by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Original Filing, as amended by Amendment No. 1 and Amendment No. 2.

Item 4. Purpose of Transaction.

     Item 4 is hereby supplemented as follows:

     On March 22, 2005, the Reporting Person submitted a written demand (the “Demand”), a copy of which is attached hereto as Exhibit 99.1, constituting a stockholder’s request for information pursuant to Section 220 of Delaware General Corporation Law to the Chief Executive Officer of the Issuer, Marshall D. Sorokwasz, to inspect, and to make copies and extracts from, the books and records of the Issuer and its subsidiaries related to the Director and Officer Liability Policies of the Issuer and its subsidiaries in effect for 2001, 2002, 2003, 2004 and 2005, and any supplements, amendments or correspondence relating thereto (the “D&O Policies”). The Reporting Person made the Demand for purposes of investigating performance by the Issuer’s management.

     On March 29, 2005, the Issuer’s outside counsel stated in a letter that it would not produce the records requested but that Mr. Sorokwasz would be willing to discuss any issues with the Reporting Person. The Reporting Person responded to the Issuer’s response with a second written demand on April 7, 2005, a copy of which is attached hereto as Exhibit 99.2, again requesting to inspect the D&O Policies for purposes of investigating performance by the Issuer’s management and pursuing any applicable remedies.

     Except as set forth above, the Reporting Person has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7. Material to be Filed as Exhibits

99.1 Letter to Impreso, Inc., dated March 22, 2005

99.2 Letter to Impreso, Inc., dated April 7, 2005

CUSIP No. 45320V109000	Page 4 of 4

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 2005

Date

/s/ Thomas R. Kincaid

Signature

Thomas R. Kincaid

Name/Title

EXHIBIT D

Corporate Office

P.O. Box 506
Coppell, TX
75019
(972) 462-0100

Manufacturing

652 Southwestern Blvd.
Coppell, TX
75019

10599 Business Dr.
Fontans, CA
92135

204 Industrial Blvd.
Kearneysville , WV
25430

151 Commerce Ave.
Greencastle, PA
17225

B65 W. Irving Park Rd.
Itasca, IL
60143

Customer Service

1-600-527-2678

Fast Fax

1-800-582-5359

Internet

http://www.tstimpreso.com

NASDAQ Symbol

ZCOM

May 23, 2005

Thomas Kincaid
1125 S. Ball St, Suite 104
Grapevine, TX 76051

Dear Mr. Kincaid,

1. Information and documents relating to any deals/transactions with you or any of your family members. Description of all such transactions and background materials to support consideration paid for these deals/transactions. Please provide copies of any bids and proposals submitted by third parties in connection with such deals/transactions. Please also provide copies of all invoices related to such deals/transactions.

From October 23, 2002 to April 22, 2004 (the “Term”), your agent, Nicholas Kokoron, served on the Board, the Audit Committee as the financial expert, and the Stock Option Committee. Please consult with your agent for these documents which he received during his Term. See SEC filings for disclosures relating to these transactions. Also, see letter addressed to you dated May 3, 2005.

2. Copies of the charters for each of the committees of the boards of director, along with Code of Ethics and Corporate Governance Guidelines.

Please consult with your agent for these documents which he received during his Term. Corporate governance- all subsidiaries. Audit committee charter-all subsidiaries. All versions are filed with SEC. There are no other charters for committees. Code of conduct- all subsidiaries. See letter addressed to you dated May 3, 2005.

3. Stockholder list.

The current response to this request has previously been provided twice now. Contact American Stock Transfer 718-921-8210.

4. Copies of minutes and minute books, including meetings of the Committees of the Boards of Directors.

See letter addressed to you dated May 3, 2005. Please provide your proposed form.

5. Information regarding your salary and compensation, including review or

1

back-up from compensation specializations, as well as national compensation surveys and public compensation information for executives in manufacturing companies. Please also provide a description of your perquisites and any travel and entertainment reimbursement and budget.

This information is public. You have not looked up public information. If you need instruction on how to look up information on EDGAR, I can assist you. Please consult with your agent for these documents which he received during his Term. In January 2004, your agent, Kokoron, voted in favor of Marshall Sorokwasz’s Employment Agreement. This agreement is filed on EDGAR. Mr. Sorokwasz’s salary and benefits are outlined in our annual proxy solicitation.

6. Director and Officer Liability Policies, and any supplements, amendments or correspondence relating thereto.

The current response to this request has previously been provided.

7. Information and documents on any lines of credit, including what is currently available under any lines of credit. Please also provide information regarding your personal guarantee of the indebtedness of TST/Impreso, Inc. and your release of such indebtedness.

As of 5-18-05 the availability under our only revolving line of credit is $2.3 million. The response to this request has previously been provided. All previous responses are still current. This information is public. You can find this information by reviewing SEC filings. The entire credit agreement is filed. You have not looked up public information. If you need instruction on how to look up information on EDGAR, I can assist you. Also, see letter addressed to you dated May 3, 2005.

8. Information and documents on any deferred compensation arrangements.

Please consult with your agent for these documents which he received during his Term.

9. Status of all legal proceedings.

The following is updates subsequent to April 14, 2005:

On September 18, 2002. TST filed a lawsuit against a vendor in the United States District Court for the Northern District of Texas - Dallas Division. TST’s general claim is that the vendor breached a Distributor Agreement entered into with TST in several material respects, including the vendor’s late delivery of paper products, the vendor’s delivery of defective product, and the vendor’s failure to properly credit TST’s accounts based upon these and other alleged breaches. The vendor responded to TST’s demand by generally denying TST’s claims and asserting a counterclaim seeking to recover disputed accounts receivable and damages related to TST’s alleged interference with the vendor’s relationship with its lender. The Trial has been moved to September 2005. Mediation is set for May 26, 2005.

TST is a defendant in a suit filed in Fiscal 2003 for the collection of sums due under two promissory notes. The liability of $577,145 is included on the Company’s balance sheet. TST prevailed in its motion to stay the adversary proceeding and to compel arbitration in Dallas, Texas under the terms of the parties purchase agreement. Arbitration, set to begin in March 2005, has been suspended pending the Plaintiff’s bankruptcy judge’s approval of a settlement reached by the parties. Settlement approved by judge.

2

On February 28, 2005, TST filed a lawsuit in the Dallas County Judicial District against a company that operated as our customer and as a vendor, alleging breach of contract seeking to collect an outstanding accounts receivable and against an employee of the company alleging libel and slander. The defendant filed an answer and the parties are conducting discovery. Settled through mediation on May 17, 2005.

10. All agreements and understandings between you, Richard Bloom and Alexa Springs, Inc., including information on how the agreement was approved. Such information shall include, but not be limited to, which committee approved the agreement, what third party bids were received, how consideration was determined and whether there was a fairness opinion.

The response to this request has previously been provided and is still current. This information is public. You have not looked up public information. The fairness opinion is filed as an exhibit to an 8-K. If you need Instruction on how to look up Information on EDGAR I can assist you. You can find this information by reviewing SEC filings.

11. Information and documents regarding the status of tax audit for 2001, 2002 and 2003.

The Company’s Corporate Income Tax Returns for the fiscal years ending August 31, 2001, 2002, and 2003, are currently under examination by the Internal Revenue Service (“IRS”). The IRS has proposed adjustments to the fiscal years under examination, and the matter has been sent to the Appeals Division of the IRS.

12. Information and documents regarding the status of Sarbanes-Oxley Section 404 internal control review. Please provide information on whether any deficiencies were noted.

The deadline for compliance has been delayed until 8/31/06. We are currently in the process of effectuating compliance with section 404.

13. Copies of management letters received from auditors.

Please contact Paul Oeller at Blackman Kallick Bartelstein LLC, poetter@bkadvice.com and have them bill you directly for your requests. In addition, please consult with you agent for these documents which he received during his Term.

14. Copies of audit response letters.

None

15. Information and document regarding the status of the NASDAQ listing, including any documents or letters from NASDAQ.

We are currently in good standing with NASDAQ. Attached see correspondence from NASDAQ. Please consult with your agent for these documents which he received during his Term:

16. Information and documents regarding what disclosure controls and procedures are in effect and how they are implemented.

Please contact Paul Oeller at Blackman Kallick, Bartelstein LLC, poetter@bkadvice.com

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and have them bill you directly for your requests, or consult with your agent for these documents which he received during his Term.

17. Information and documents regarding any contacts from Securities and Exchange Commission or any state securities board, including, but not limited to, any comment letters to public filings.

Please consult with your agent for these documents which he received during his Term. There are no contacts from state securities boards.

Sincerely,

/s/ Tammy Yahiel
Tammy Yahiel
General Counsel

cc:	Paul Octler, Blackman, Kallick, Barteistein LLC (w/o enc.)
Dan Dreisbach, Richards, Layton & Finger (w/o enc.)
Marshall Sorokwasz, Director (w/o enc.)
Richard Bloom, Director (w/o enc.)
Donald Jett, Director (w/o enc.)
Ian Ratner, Director (w/o enc.)
Robert Torisio, Director (w/o enc.)
Jay Ungermari, Director (w/o enc.)

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